GALIANO GOLD INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

UNAUDITED

For the three months ended March 31, 2024 and 2023

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS AT MARCH 31, 2024 AND DECEMBER 31, 2023
(In thousands of United States Dollars)

		March 31, 2024	December 31, 2023
	Note	$	$
Assets
Current assets
Cash and cash equivalents	5	130,804	55,270
Accounts receivable		5,825	1,060
Inventories	6	29,920	-
Value added tax receivables		9,303	-
Prepaid expenses and deposits		6,616	764
		182,468	57,094
Non-current assets
Financial assets	7	-	70,165
Investment in joint venture	8	-	85,818
Reclamation depos its		5,311	-
Right-of-use assets	9	21,013	173
Mineral properties, plant and equipment	9	237,955	52
		264,279	156,208
Total Assets		446,747	213,302

Liabilities
Current liabilities
Accounts payable and accrued liabilities		57,892	11,863
Provisions	10	7,000	-
Lease liabilities	11	8,264	125
		73,156	11,988
Non-current liabilities
Lease liabilities	11	16,509	78
Long-term incentive plan liabilities	15	685	318
Deferred and contingent consideration	12	64,672	-
Asset retirement provisions	13	62,548	-
		144,414	396
Total liabilities		217,570	12,384

Equity
Common shareholders' equity
Share capital	14	612,335	579,619
Equity reserves	15	53,414	53,112
Accumulated deficit		(436,572)	(431,813)
Total common shareholders ' equity		229,177	200,918
Non-controlling interest	16	-	-
Total equity		229,177	200,918
Total liabilities and equity		446,747	213,302

Business combination	4
Commitments and contingencies	24

The accompanying notes form an integral part of these condens ed consolidated interim financial s tatements .

Approved on behalf of the Board of Directors :

"Matt Badylak"	"Greg Martin"
Director	Director

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
(In thousands of United States Dollars, except dollar per share amounts)

		Three months ended
		March 31, 2024	March 31, 2023
	Note	$	$

Revenue	17	31,695	-

Cost of sales:
Production costs	18	(22,162)	-
Depreciation and depletion	9	(2,982)	-
Royalties	19	(1,905)	-
Total cost of sales		(27,049)	-

Income from mine operations		4,646	-

General and administrative expenses	20	(7,693)	(3,850)
Exploration and evaluation expenditures		(609)	(1,413)
Share of net income related to joint venture	8	2,432	9,307
Service fee earned as operators of joint venture	21	976	1,418
Gain on derecognition of equity investment in joint venture	8	1,298	-
Income from operations and joint venture		1,050	5,462

Transaction costs	4	(2,299)	-
Finance income	22(a)	2,506	3,016
Finance expense	22(b)	(5,725)	(6)
Foreign exchange (loss) gain		(291)	21
Net (loss) income and comprehensive (loss) income for the period		(4,759)	8,493

Net (loss) income attributable to:
Common shareholders of the Company		(4,759)	8,493
Non-controlling interest	16	-	-
Net (loss) income for the period		(4,759)	8,493

Weighted average number of shares outstanding:
Basic	23	233,510,750	224,943,453
Diluted	23	233,510,750	224,944,779

Net (loss) income per share attributable to common shareholders:
Basic		(0.02)	0.04
Diluted		(0.02)	0.04

The accompanying notes form an integral part of these condensed consolidated interim financial statements .

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
(In thousands of United States Dollars, except for number of common shares)

		Number of shares	Share capital	Equity reserves	Accumulated deficit	Non- controlling interest	Total equity
	Note		$	$	$	$	$
Balance as at December 31, 2022		224,943,453	579,591	51,998	(457,898)	-	173,691
Share-based compensation expense	15(a)	-	-	239	-	-	239
Net income and comprehensive income for the period		-	-	-	8,493	-	8,493
Balance as at March 31, 2023		224,943,453	579,591	52,237	(449,405)	-	182,423

Balance as at December 31, 2023		224,972,786	579,619	53,112	(431,813)	-	200,918
Issuance of common shares:
Business combination, net of share issuance costs	4	28,500,000	32,449	-	-	-	32,449
Exercise of stock options	15(a)	244,001	267	(86)	-	-	181
Share-based compensation expense	15(a)	-	-	388	-	-	388
Net loss and comprehensive loss for the period		-	-	-	(4,759)	-	(4,759)
Balance as at March 31, 2024		253,716,787	612,335	53,414	(436,572)	-	229,177

The accompanying notes form an integral part of these condensed consolidated interim financial statements .

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOW
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
(In thousands of United States Dollars)

		Three months ended
		March 31, 2024	March 31, 2023
	Note	$	$
Operating activities:
Net (loss) income for the period		(4,759)	8,493
Adjustments for:
Depreciation and depletion	9,20	3,016	36
Share-based compensation	15,20	5,128	1,597
Share of net income related to joint venture	8	(2,432)	(9,307)
Gain on derecognition of equity investment in joint venture	8	(1,298)	-
Transaction costs	4	2,299	-
Finance income	22(a)	(2,506)	(3,016)
Finance expense	22(b)	5,725	5
Unrealized foreign exchange (gain) loss		(78)	10
Operating cash flow before working capital changes		5,095	(2,182)
Change in non-cash working capital	25	7,933	1,639
Cash provided by (used in) operating activities		13,028	(543)

Investing activities:
Acquisition of 45% interest in joint venture from Gold Fields	4	(65,000)	-
Cash and cash equivalents assumed on acquisition	4	112,502	-
Transaction costs paid	4	(2,299)	-
Redemption of preferred shares in joint venture	7	25,000	-
Expenditures on mineral properties, plant and equipment	9	(7,303)	(29)
Interest received		848	673
Cash provided by investing activities		63,748	644

Financing activities:
Payment of lease liabilities	11	(1,078)	(31)
Shares issued for cash on exercise of stock options	15(a)	181	-
Share issuance costs		(40)	-
Cash used in financing activities		(937)	(31)

Impact of foreign exchange on cash and cash equivalents		(305)	(8)

Increase in cash and cash equivalents during the period		75,534	62
Cash and cash equivalents, beginning of period		55,270	56,111
Cash and cash equivalents, end of period		130,804	56,173

Supplemental cash flow information	25

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

1. Nature of operations

 Galiano Gold Inc. ("Galiano" or the "Company") was incorporated on September 23, 1999 under the Business Corporations Act of British Columbia, Canada.  The Company's head office and principal address is located at 1640 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Canada. The Company's registered and records office is located at Suite 3500, 1133 Melville Street, Vancouver, V6E 4E5. The Company's common shares trade on the Toronto Stock Exchange and NYSE American Exchange under the ticker symbol "GAU".

Until March 4, 2024, the Company's principal business activity was the operation of the Asanko Gold Mine ("AGM") through a joint venture arrangement (the "JV") associated with the Company's then 45% equity interest in the entity that held the AGM mining licenses and gold exploration tenements (see note 8).

On March 4, 2024 (the "Acquisition Date"), the Company acquired Gold Fields Limited's ("Gold Fields") 45% interest in the AGM (the "Acquisition"). As of the Acquisition Date, the Company owns a 90% interest in the AGM with the Government of Ghana continuing to hold a 10% free-carried interest (non-controlling interest). Refer to note 4 for further details on the Acquisition and preliminary purchase price accounting.

The AGM consists of four main open-pit mining areas: Abore, Miradani North, Nkran and Esaase, multiple satellite deposits and exploration projects located on the Asankrangwa Gold Belt in the Amansie West District of the Republic of Ghana ("Ghana"), West Africa.

2. Basis of presentation

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). These condensed consolidated interim financial statements do not include all of the necessary annual disclosures in accordance with IFRS and should be read in conjunction with the Company's audited consolidated annual financial statements for the year ended December 31, 2023.

These condensed consolidated interim financial statements were authorized for issue and approved by the Board of Directors on May 2, 2024.

The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company's audited consolidated annual financial statements for the year ended December 31, 2023, except as described below. The accounting policies of the JV outlined in the Company's annual financial statements for the year ended December 31, 2023 are the same accounting policies applied by the consolidated Galiano group in these financial statements.

Business combinations

Upon the acquisition of a business, the acquisition method of accounting is applied, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) acquired on the basis of fair value at the date of acquisition.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

2. Basis of presentation (continued)

When the cost of the acquisition exceeds the fair value attributable to the Company's share of the identifiable net assets, the difference is recorded as goodwill, which is not amortized and is reviewed for impairment annually or more frequently when there is an indication of impairment.

If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the Statement of Operations and Comprehensive Income (Loss). Acquisition related costs, other than costs to issue equity securities of the Company, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The cost to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issuance costs.

Non-controlling interests are measured either at fair value or at the non-controlling interests' proportionate share of the recognized amounts of the acquirer's identifiable net assets as at the date of acquisition. The choice of measurement basis is made on a transaction-by-transaction basis.

Upon the acquisition of control, any previously held interest is re-measured to fair value at the date control is obtained resulting in a gain or loss upon the acquisition of control.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the business combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. These provisional amounts are adjusted during the measurement period (up to 12 months from the acquisition date) to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

(b) Basis of presentation and consolidation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments carried at fair value.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the functional currency of the Company and each of its subsidiaries. References to C$ are to Canadian dollars.

These condensed consolidated interim financial statements incorporate the financial information of the Company and its subsidiaries as at March 31, 2024. Subsidiaries are entities controlled by the Company. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are included in the consolidated financial statements of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The results of operations and cash flows of Asanko Gold Ghana Ltd., Adansi Gold Company (GH) Ltd. and Shika Group Finance Limited have been consolidated commencing on March 4, 2024 (refer to note 4).

All significant intercompany amounts and transactions between the Company and its subsidiaries have been eliminated on consolidation.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

2. Basis of presentation (continued)

The principal subsidiaries to which the Company is a party, as well as their geographic locations, were as follows as at March 31, 2024:

Affiliate name	Location	Interest	Classification and accounting method
Galiano Gold South Africa (PTY) Ltd.	South Africa	100%	Consolidated
Galiano International (Isle of Man) Ltd.	Isle of Man	100%	Consolidated
Galiano Gold (Isle of Man) Ltd.	Isle of Man	100%	Consolidated
Galiano Gold Exploration Mali SARL	Mali	100%	Consolidated
Galiano Gold Exploration Ghana Ltd.	Ghana	100%	Consolidated
BUK West Africa Limited	United Kingdom	100%	Consolidated
Asanko Gold Ghana Ltd.[1]	Ghana	90%	Consolidated
Adansi Gold Company (GH) Ltd. [1]	Ghana	100%	Consolidated
Shika Group Finance Limited[1]	Isle of Man	100%	Consolidated
Galiano Gold Netherlands B.V.[2]	Netherlands	100%	Consolidated

1 From January 1, 2024 to March 3, 2024, the Company equity accounted for its 45% interest in Asanko Gold Ghana Ltd. and its 50% interest in each of Adansi Gold Company (GH) Ltd. and Shika Group Finance Limited.

2 Acquired on March 4, 2024 as part of the Acquisition and name changed from GFI Netherlands B.V. to Galiano Gold Netherlands B.V. on April 2, 2024.

(c) Accounting standards adopted during the period

There were no new accounting standards effective January 1, 2024 that impacted these condensed consolidated interim financial statements.

(d) Accounting standards and amendments issued but not yet adopted

There were no accounting standards or amendments to existing standards issued but not yet adopted as of January 1, 2024 that are expected to have a material effect on the Company's financial statements in the future.

3. Significant accounting judgements and estimates

The preparation of financial statements, in conformity with IFRS, requires management to make judgements, estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows and reported amounts of assets and liabilities.

The Company's significant accounting judgements and estimates are unchanged as compared to those presented in note 6 of the Company's audited annual consolidated financial statements for the year ended December 31, 2023, except as follows:

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

3. Significant accounting judgements and estimates (continued)

Business combinations

Judgements

The Company has concluded that the AGM constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3, Business Combinations. Acquisitions of businesses are accounted for using the acquisition method of accounting.

Estimates

The measurement of consideration transferred and fair value of assets acquired and liabilities assumed required the Company to make certain judgements and estimates taking into account information available at the time of acquisition about future events, including but not limited to: estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, reclamation and closure costs, timing of development of the Nkran pit, future gold prices, discount rates and tax rates. Changes to any of these estimates may impact the fair values disclosed in the preliminary purchase price allocation, which would be adjusted retrospectively until the purchase price allocation is finalized within twelve months of the acquisition date.

4. Acquisition of control of AGM

On March 4, 2024, the Company completed the acquisition of Gold Fields' 45% interest in the Asanko Gold Mine JV. Following the closing of the Acquisition, the Company owns a 90% interest in Asanko Gold Ghana Ltd. ("AGGL"), the entity which holds the AGM's mining concessions and licenses, a 100% interest in Adansi Gold Company (GH) Ltd., an entity which holds exploration licenses in Ghana, and a 100% interest in Shika Group Finance Limited, the former JV entity. The Company also acquired a 100% interest in GFI Netherlands B.V., the entity through which Gold Fields held its former 45% interest in the JV.

The objective of the Acquisition is to consolidate ownership of the AGM and obtain control of the asset.

The Company began consolidating the operating results, cash flows and net assets of the AGM commencing on March 4, 2024.

The total consideration payable to Gold Fields comprised the following:

  $65.0 million in cash;
  issuance of 28.5 million common shares of the Company;
  $55.0 million of deferred consideration comprised of a:
    $25.0 million cash payment on or before December 31, 2025; and
    $30.0 million cash payment on or before December 31, 2026 (collectively "Deferred Consideration")

The Deferred Consideration is to be paid in cash subject to the Company's right to satisfy up to 20% of each payment with common shares of the Company, subject to Gold Fields not owning more than 19.9% of the Company's issued and outstanding common shares at that time; and

  $30.0 million cash payment contingently payable upon production of 100,000 gold ounces from the Nkran deposit ("Contingent Consideration").

Gold Fields will also receive a 1% net smelter return royalty on production from the Nkran deposit beginning upon 100,000 gold ounces being produced, and subject to a maximum of 447,000 gold ounces of production ("Nkran Royalty"). Galiano has a right of first refusal on any full or partial disposition of the Nkran Royalty by Gold Fields.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

4. Acquisition of control of AGM (continued)

For accounting purposes, the consideration also includes the fair value of the Company's pre-existing investments in the JV, specifically the preferred shares and equity accounted investment.

The estimated fair value of consideration paid to Gold Fields as of the acquisition date is summarized as follows:

Fair value
$
Cash	65,000
Common shares (1)	32,490
Deferred consideration(2)	47,628
Contingent consideration(3)	13,243
Nkran royalty(4)	3,006
Fair value of consideration paid for 45% interest in AGM	161,367
Fair value of Galiano's previously held 45% interest	136,367
Fair value of consideration	297,734

(1) The common share consideration fair value is based on a value of $1.14 per share, being the closing price of the Company's common shares on the NYSE American on March 4, 2024.

(2) The Deferred Consideration fair value was estimated using a discounted cash flow model and applying a 6.3% discount rate.

(3) The Contingent Consideration fair value was estimated using a discounted cash flow model and applying a 14.6% discount rate.

(4) The Nkran Royalty fair value was estimated using a discounted cash flow model and applying a forecast gold price of $1,725 per ounce and a discount rate of 14.6%.

The fair value of the Company’s previously held 45% interest in the JV is comprised of the fair value of preferred shares amounting to $46.8 million and the fair value of the Company’s previous equity investment of $89.5 million.

A preliminary allocation of the purchase price is presented in the table below.

Fair value
$
Assets acquired
Cash and cash equivalents	112,502
Accounts receivable	102
Value added tax receivables	7,885
Inventories	45,395
Prepaid expenses and deposits	5,509
Reclamation deposits	5,308
Mineral properties, plant and equipment	230,621

Liabilities assumed
Accounts payable and accrued liabilities	(44,469)
Lease liabilities	(19,176)
Asset retirement provisions	(45,943)
Net assets acquired	297,734
Non-controlling interest	-
Net assets attributable to Galiano	297,734

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

4. Acquisition of control of AGM (continued)

As at March 31, 2024, the allocation of the purchase price has not been finalized. The Company is continuing its review of estimates of the consideration, inventories, mineral properties, plant and equipment, asset retirement provisions, leases, deferred taxes and non-controlling interests. The Company will finalize the allocation of the purchase price no later than twelve months after the acquisition date.

The Company expensed $0.4 million of acquisition-related costs during the year ended December 31, 2023 and another $2.3 million were expensed during the three months ended March 31, 2024 and were presented as transaction costs in the Statement of Operations and Comprehensive Income (Loss). In addition, the JV incurred $1.2 million of acquisition-related costs in Ghana.

Since the acquisition on March 4, 2024, the assets acquired from the AGM contributed $31.7 million of revenue and $9.2 million of net earnings before purchase price adjustments. Had the transaction occurred on January 1, 2024, the AGM would have contributed revenue of $65.6 million and net income of $14.5 million for the three months ended March 31, 2024.

5. Cash and cash equivalents

	March 31, 2024	December 31, 2023
	$	$
Cash held in banks	74,474	15,827
Short-term investments	56,330	39,443
Cash and cash equivalents	130,804	55,270

6. Inventories

	March 31, 2024	December 31, 2023
	$	$
Gold dore on hand	2,397	-
Gold-in-process	866	-
Ore stockpiles	11,076	-
Supplies	15,581	-
Total inventories	29,920	-

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

7. Financial assets

On closing of the Acquisition, the Company derecognized its preferred share investment in the AGM JV, which is now eliminated on consolidation. The following table summarizes the change in the carrying amount of the Company's preferred shares held in the JV for the three months ended March 31, 2024 and year ended December 31, 2023:

	March 31, 2024		December 31, 2023
	Number of shares	$	$
Balance, beginning of period	132,400,000	70,165	66,809
Fair value adjustment for the period	-	1,654	3,356
Redemption of preferred shares during the period	(25,000,000)	(25,000)	-
Derecognition on closing of Acquisition	(107,400,000)	(46,819)	-
Balance, end of period	-	-	70,165

Prior to closing the Acquisition, the Company re-measured the fair value of the preferred shares to $71.8 million and recorded a positive fair value adjustment of $1.7 million in finance income for the three months ended March 31, 2024 (three months ended March 31, 2023 - positive fair value adjustment of $2.3 million).

Prior to closing of the Acquisition, the AGM JV made a $25.0 million preferred share redemption to the Company, which was subsequently used to pay Gold Fields a portion of the cash consideration under the Acquisition.

8. Asanko Gold Mine joint venture

On March 4, 2024, the Company ceased to apply the equity method of accounting for its previous 45% interest in the AGM JV. For the period from January 1, 2024 to March 3, 2024, the Company recognized its 45% share of the JV net earnings which amounted to $2.4 million (three months ended March 31, 2023 - share of the JV's net earnings of $9.3 million).

Prior to closing of the Acquisition, the Company remeasured its equity investment in the AGM JV to fair value and recorded a $1.3 million gain on derecognition of its equity investment in the JV for the three months ended March 31, 2024.

The following table summarizes the change in the carrying amount of the Company's investment in the AGM JV for the three months ended March 31, 2024 and year ended December 31, 2023:

	March 31, 2024	December 31, 2023
	$	$
Balance, beginning of period	85,818	54,148
Company's share of the JV's net income for the period	2,432	31,670
Fair value adjustment on derecognition	1,298
Derecognition on closing of Acquisition	(89,548)	-
Balance, end of period	-	85,818

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

9. Mineral properties, plant and equipment ("MPP&E") and right-of-use assets

		Exploration
		and	Plant,
	Mineral	evaluation	buildings and	Right-of-use Assets under		Corporate
	interests	assets	equipment	assets	construction	assets	Total
	$	$	$	$	$	$	$
Cost
As at December 31, 2022	-	-	-	623	-	461	1,084
Additions	-	-	-	-	-	35	35
As at December 31, 2023	-	-	-	623	-	496	1,119
Acquired under the Acquisition (note 4)	8,399	3,964	191,560	15,746	10,952	-	230,621
Additions	6,513	-	-	6,051	793	4	13,361
Change in asset retirement provisions	16,383	-	-	-	-	-	16,383
As at March 31, 2024	31,295	3,964	191,560	22,420	11,745	500	261,484

Accumulated depreciation and depletion
As at December 31, 2022	-	-	-	(346)	-	(406)	(752)
Depreciation expense	-	-	-	(104)	-	(38)	(142)
As at December 31, 2023	-	-	-	(450)	-	(444)	(894)
Depreciation and depletion expense	(75)	-	(582)	(957)	-	(8)	(1,622)
As at March 31, 2024	(75)	-	(582)	(1,407)	-	(452)	(2,516)

Net book value:
As at December 31, 2023	-	-	-	173	-	52	225
As at March 31, 2024	31,220	3,964	190,978	21,013	11,745	48	258,968

Depreciation and depletion expense for the three months ended March 31, 2024 presented above includes $34 of depreciation expense that is presented within general and administrative expenses in the Statement of Operations and Comprehensive Income (Loss) (three months ended March 31, 2023 - $36).  Additionally, depreciation and depletion expense recognized in the Statement of Operations and Comprehensive Income (Loss) for the three months ended March 31, 2024 includes $1.4 million of depreciation expense related to changes in inventories.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

10. Provisions

A services provider of the AGM filed a dispute with an arbitration tribunal alleging the AGM breached the terms of a services agreement and claimed approximately $25 million in damages. The arbitrator ruled in favour of the AGM that there had not been a breach of any terms of the contract, yet made an award to the counterparty of approximately $13 million plus interest for services rendered. The AGM, consistent with the arbitration ruling, maintains the view that there was no breach of contract and all contractual amounts were paid as due. The AGM therefore is undertaking an appeals process in the Court of Appeal in Ghana. A provision of $7.0 million has been recorded as of March 31, 2024 (December 31, 2023 - $7.0 million), which represents management's best estimate to settle the claim. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes the estimated provision is reasonable based on the information currently available.

11. Lease liabilities

The following table shows the movement in lease liabilities of the Company for the three months ended March 31, 2024 and year ended December 31, 2023:

	March 31, 2024	December 31, 2023
	$	$
Balance, beginning of period	203	314
Leases assumed in Acquisition	19,176	-
Leases entered into during the period	6,051	-
Lease payments	(1,078)	(127)
Interest expense	421	16
Total lease liabilities, end of period	24,773	203

Less: current portion of lease liabilities	(8,264)	(125)
Total non-current portion of lease liabilities	16,509	78

During the three months ended March 31, 2024, the Company incurred $11.5 million relating to variable lease payments under mining services contracts which have not been included in the measurement of lease liabilities (three months ended March 31, 2023 - nil).

12. Deferred and contingent consideration

In accordance with the Acquisition agreement, certain consideration payable to Gold Fields is deferred in time or contingent upon certain future events.  The Company has recognized the following financial liabilities at fair value as of the acquisition date and were subsequently remeasured in accordance with IFRS 9, Financial Instruments ("IFRS 9").

	March 31, 2024	December 31, 2023
	$	$
Deferred Consideration	47,874	-
Contingent Consideration	13,703	-
Nkran Royalty	3,095	-
Total financial liabilities	64,672	-

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

12. Deferred and contingent consideration (continued)

(a) Deferred Consideration

$55.0 million of the aggregate consideration payable to Gold Fields is deferred with $25.0 million due on or before December 31, 2025 and $30.0 million due on or before December 31, 2026. The Company estimated the fair value of the Deferred Consideration by discounting the contractual future cash flows (assumed $25.0 million payable on December 31, 2025 and $30.0 million payable on December 31, 2026) at a discount rate of 6.3%, resulting in a fair value of $47.6 million as of March 4, 2024. Subsequent to initial recognition, the Deferred Consideration is measured at amortized cost.

For the three months ended March 31, 2024, the Company recognized accretion expense of $0.2 million in finance expense in the Statement of Operations and Comprehensive Income (Loss).

The following table summarizes the change in the carrying amount of the Deferred Consideration for the three months ended March 31, 2024:

	March 31, 2024	December 31, 2023
	$	$
Balance, beginning of period	-	-
Initial recognition at fair value (note 4)	47,628	-
Accretion expense	246	-
Balance, end of period	47,874	-

(b) Contingent Consideration

$30.0 million of the aggregate consideration payable to Gold Fields is contingent upon 100,000 gold ounces being produced from the Nkran deposit. The Company estimated the fair value of the Contingent Consideration by discounting forecast future cash flows based upon the expected payment date from the current life of mine plan at a discount rate of 14.6%, resulting in a fair value of $13.2 million as of March 4, 2024.

In accordance with IFRS 3 and IFRS 9, contingent consideration payable by an acquirer in a business combination shall be subsequently measured at fair value through profit or loss.  As such, the Company remeasured the fair value of the Contingent Consideration to $13.7 million as of March 31, 2024 and recognized a $0.5 million fair value adjustment for the three months ended March 31, 2014 in finance expense in the Statement of Operations and Comprehensive Income (Loss).  In determining the fair value at March 31, 2024, the Company applied the same assumptions as of the March 4, 2024 fair value calculation. The Contingent Consideration falls within level 3 of the fair value hierarchy.

The following table summarizes the change in the carrying amount of the Contingent Consideration for the three months ended March 31, 2024:

	March 31, 2024	December 31, 2023
	$	$
Balance, beginning of period	-	-
Initial recognition at fair value (note 4)	13,243	-
Change in fair value during the period	460	-
Balance, end of period	13,703	-

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

12. Deferred and contingent consideration (continued)

(c) Nkran Royalty

Gold Fields is entitled to a 1% net smelter return royalty on gold revenue generated from the Nkran deposit beginning upon 100,000 gold ounces being produced, and subject to a maximum of 447,000 gold ounces of production. The Company estimated the fair value of the Nkran Royalty by discounting forecast future cash flows  at a discount rate of 14.6%, resulting in a fair value of $3.0 million as of March 4, 2024. The gold price assumption applied in estimating future royalty payments was based on long-term consensus prices of $1,725 per ounce.

In accordance with IFRS 3 and IFRS 9, contingent consideration payable by an acquirer in a business combination shall be subsequently measured at fair value through profit or loss. As such, the Company remeasured the fair value of the Nkran Royalty to $3.1 million as of March 31, 2024 and recognized a $0.1 million fair value adjustment for the three months ended March 31, 2014 in finance expense in the Statement of Operations and Comprehensive Income (Loss).  In determining the fair value at March 31, 2024, the Company updated its long-term gold price assumption to $1,800 per ounce. The Nkran Royalty falls within level 3 of the fair value hierarchy.

The following table summarizes the change in the carrying amount of the Nkran Royalty for the three months ended March 31, 2024:

	March 31, 2024	December 31, 2023
	$	$
Balance, beginning of period	-	-
Initial recognition at fair value (note 4)	3,006	-
Change in fair value during the period	89	-
Balance, end of period	3,095	-

13. Asset retirement provisions

The following table shows the movement in asset retirement provisions of the Company for the three months ended March 31, 2024:

	March 31, 2024	December 31, 2023
	$	$
Balance, beginning of period	-	-
Assumed in Acquisition	45,943	-
Accretion expense	221	-
Change in estimate	16,384	-
Reclamation undertaken during the period	-	-
Total asset retirement provisions, end of period	62,548	-

The asset retirement provisions consist of reclamation and closure costs for the AGM's mining properties. Reclamation and closure activities include land rehabilitation, dismantling of buildings and mine facilities, ongoing care and maintenance and other costs.

As at March 31, 2024, the AGM's reclamation cost estimates were discounted using a long‐term risk‐free discount rate of 4.2% (December 31, 2023 - 3.9%). The change in estimate during the period was primarily due to accounting for the asset retirement provision in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets post-acquisition.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

14. Share capital

(a) Authorized:

Unlimited common shares without par value or restrictions.

(b) Issued and outstanding common shares

	Number of shares	Amount
	$	$
Balance, January 1, 2023	224,943,453	579,591
Issued pursuant to exercise of stock options (note 15(a))	29,333	28
Balance, December 31, 2023	224,972,786	579,619
Issued on closing of Acquisition (note 4), net of issuance costs	28,500,000	32,449
Issued pursuant to exercise of stock options (note 15(a))	244,001	267
Balance, March 31, 2024	253,716,787	612,335

(c) Base shelf prospectus

On December 21, 2022, the Company filed a final short form base shelf prospectus (the "Prospectus") under which the Company may sell from time-to-time common shares, warrants, subscription receipts, units, debt securities and/or share purchase contracts of the Company, up to an aggregate of $300 million. The Prospectus has a term of 25 months from the filing date. As of March 31, 2024, no securities were issued under the Prospectus.

15. Equity reserves and long-term incentive plan awards

The Company has a stock option plan and a share unit plan under which restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs") may be awarded to directors, officers, employees and other service providers. All awards under the share unit plan may be designated by the Company's Board of Directors to be settled in either cash, shares or a combination thereof.  As at December 31, 2023, all units previously granted had been determined by the Board to be cash-settled. For awards granted under the share unit plan in 2024, the Board determined that the units would be settled upon vesting in either cash or shares by resolution at that time. Given the Company's historical practice of settling all share units in cash to date, all units have been treated as cash settled as at March 31, 2024 and are recognized at fair value accordingly.

Under the two plans, when combined, the number of shares issuable cannot exceed 9% of the issued and outstanding common shares of the Company. Specifically, shares reserved for issuance under the share unit plan, when designated as equity-settled, may not exceed 5% of the issued and outstanding common shares of the Company. Share units awarded as cash settled units will not be considered in computing the limits of the share unit plan.

RSUs, PSUs and DSUs are cash-settled awards and therefore represent financial liabilities, which are recorded at fair value at each reporting date and adjusted for the completed proportion of the vesting period, with any changes recorded as shared-based compensation expense in the Statement of Operations and Comprehensive Income (Loss). The financial liability associated with these cash-settled awards is recorded in accounts payable and accrued liabilities for amounts expected to be settled within one year, and a separate long-term incentive plan liability for amounts to be settled in excess of one year, as of the balance sheet date.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

15. Equity reserves and long-term incentive plan awards (continued)

(a) Stock options

Options granted typically vest in one-third increments every twelve months following the grant date for a total vesting period of three years. Stock options have a maximum term of five years following the grant date. The fair value of stock options granted is determined using the Black Scholes option pricing model.

The following table is a reconciliation of the movement in stock options for the period:

		Weighted average
		exercise price
	Number of Options	C$
Balance, January 1, 2023	8,497,170	1.04
Granted	4,574,000	0.85
Exercised	(29,333)	0.84
Cancelled/Expired/Forfeited	(466,502)	1.13
Balance, December 31, 2023	12,575,335	0.97
Granted	3,219,000	1.24
Exercised	(244,001)	1.00
Expired	(60,000)	0.98
Balance, March 31, 2024	15,490,334	1.02

For stock options granted during the three months ended March 31, 2024, the following assumptions were applied in the Black Scholes option pricing model:

Assumptions
Expected life of option (years)	3.7
Forfeiture rate	17.9%
Dividend yield	0.0%
Risk-free rate	4.4%
Volatility	57.7%
Black Scholes fair value per option (in US dollars)	$0.43

During the three months ended March 31, 2024, the Company recognized $0.4 million  of share-based compensation expense relating to stock options (three months ended March 31, 2023 - $0.2 million of share‐based compensation expense).

During the three months ended March 31, 2024, 244,001 stock options were exercised for aggregate gross proceeds to the Company of $0.2 million (three months ended March 31, 2023 - nil).

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

15. Equity reserves and long-term incentive plan awards (continued)

(b) Restricted Share Units

RSUs granted vest in one-third increments every twelve months following the grant date for a total vesting period of three years. The following table is a reconciliation of the movement in the number of RSUs outstanding for the three months ended March 31, 2024 and year ended December 31, 2023:

	Number of RSUs
	March 31, 2024	December 31, 2023
Balance, beginning of period	564,237	534,508
Assumed in Acquisition	75,760	-
Granted	270,000	366,200
Settled in cash	(50,134)	(279,069)
Forfeited	-	(57,402)
Balance, end of period	859,863	564,237

For all RSUs granted during the three months ended March 31, 2024, the awards vest in three equal tranches over a service period of three years and had an estimated forfeiture rate of 23.9% (three months ended March 31, 2023 - no awards granted).

The following table is a reconciliation of the movement in the RSU liability for the three months ended March 31, 2024 and year ended December 31, 2023:

	March 31, 2024	December 31, 2023
	$	$
Balance, beginning of period	265	169
Assumed in Acquisition	57	-
Awards vested and change in fair value, net of forfeited awards	227	265
Settled in cash	(46)	(169)
Total RSU liability, end of period	503	265

Less: current portion of RSU liability	(339)	(195)
Total non-current RSU liability, end of period	164	70

(c) Performance share units

PSUs granted prior to December 31, 2023 vest in either one-half or one-third increments every twelve months following the grant date for a total vesting period of two or three years. PSUs granted in 2024 have a cliff vesting feature and will vest after a  service period of three years.

All PSUs contain a performance criterion applied to the number of units that vest on a yearly basis. The number of units that vest will be determined by the Company's relative share price performance in comparison to a peer group of companies or upon achievement of certain Company strategic objectives. The PSU performance multiplier ranges from 0% to 150%.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

15. Equity reserves and long-term incentive plan awards (continued)

The following table is a reconciliation of the movement in the number of PSUs outstanding for the three months ended March 31, 2024 and year ended December 31, 2023:

	Number of PSUs
	March 31, 2024	December 31, 2023
Balance, beginning of period	2,501,482	1,739,401
Granted	884,000	1,287,200
Settled in cash	-	(908,429)
Added due to performance condition	-	563,857
Forfeited	-	(180,547)
Balance, end of period	3,385,482	2,501,482

The following table is a reconciliation of the movement in the PSU liability for the three months ended March 31, 2024 and year ended December 31, 2023:

	March 31, 2024	December 31, 2023
	$	$
Balance, beginning of period	1,497	503
Awards vested and change in fair value, net of forfeited awards	1,353	1,577
Settled in cash	-	(583)
Total PSU liability, end of period	2,850	1,497

Less: current portion of PSU liability	(2,329)	(1,249)
Total non-current PSU liability, end of period	521	248

(d) Deferred share units

DSUs granted vest over a period of one year and will be paid to directors upon their retirement from the Board of Directors of the Company or upon a change of control.

The following table is a reconciliation of the movement in the number of DSUs outstanding for the three months ended March 31, 2024 and year ended December 31, 2023:

	Number of DSUs
	March 31, 2024	December 31, 2023
Balance, beginning of period	4,068,275	3,132,000
Granted	926,100	1,942,400
Settled in cash	-	(860,875)
Forfeited	-	(145,250)
Balance, end of period	4,994,375	4,068,275

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

15. Equity reserves and long-term incentive plan awards (continued)

The following table is a reconciliation of the movement in the DSU liability for the three months ended March 31, 2024 and year ended December 31, 2023:

	March 31, 2024	December 31, 2023
	$	$
Balance, beginning of period	3,778	1,664
Awards vested and change in fair value, net of forfeited awards	2,652	2,663
Settled in cash	-	(549)
Total DSU liability, end of period	6,430	3,778

The financial liability associated with cash-settled DSU awards is recorded in accounts payable and accrued liabilities.

(e) Phantom share units

On November 6, 2020, the Company granted 1,000,000 cash-settled phantom share units to the Chair of the Board.  The units vested three years from the grant date, but will only become payable upon the Chair's departure from the Board or upon a change of control of the Company, in a cash settlement amount equal to the fair value of 1,000,000 common shares as at the Chair's departure date or date of change of control.

The phantom share units represent a financial liability, as they will be settled in cash, and are marked-to-market at each reporting period end and presented in the Statement of Financial Position within accounts payable and accrued liabilities.

The following table is a reconciliation of the movement in the phantom share unit liability for the three months ended March 31, 2024 and year ended December 31, 2023:

	March 31, 2024	December 31, 2023
	$	$
Balance, beginning of period	917	381
Awards vested and change in fair value during the period	480	536
Total phantom share unit liability, end of period	1,397	917

16. Non-controlling interest ("NCI")

The AGM is wholly-owned by AGGL with the Government of Ghana retaining a 10% free-carried interest. The Government has a nominee on the board of this subsidiary and is entitled to 10% of declared dividends paid out of the subsidiary; however, the Government does not have to contribute to the subsidiary's capital investment. The Government of Ghana's free-carried interest is considered to be an NCI. As of March 31, 2024, AGGL did not have an income surplus in the pool from which dividends may be paid and as such no non-controlling interest was recognized for the three months ended March 31, 2024.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

17. Revenue

AGGL has an offtake agreement (the "Offtake Agreement") with a special purpose vehicle of Red Kite Opportunities Master Fund Limited ("Red Kite") under which the AGM will sell 100% of future gold production from the AGM up to a maximum of 2.2 million ounces. The realized gold sale price will be a spot price selected by Red Kite during a nine‐day quotational period following shipment of gold from the mine.

During the three months ended March 31, 2024, the AGM sold a portion of its production to the Bank of Ghana under the country's gold buying program. As agreed with Red Kite, gold ounces sold to the Bank of Ghana were considered delivered under the Offtake Agreement, and in consideration the AGM paid to Red Kite a "make whole" payment which was calculated in a similar manner to a nine‐day quotational period. The "make whole" payments made to Red Kite were recognized as a reduction of revenues.

During the three months ended March 31, 2024, the AGM sold 31,840 ounces of gold to Red Kite under the Offtake Agreement (three months ended March 31, 2023 -35,174 gold ounces).  As of March 31, 2024, the AGM has delivered 1,633,108 gold ounces to Red Kite under the Offtake Agreement.

The Company has recognized revenue from the sale of gold to Red Kite for the period from March 4, 2024 to March 31, 2024, which amounted to $31.7 million.

Included in revenue of the Company is $10 relating to by-product silver sales for the three months ended March 31, 2024.

18. Production costs

The following is a summary of production costs by nature recorded by the Company during the three months ended March 31, 2024.  Note that production costs of the AGM were consolidated by the Company for the period from March 4, 2024 to March 31, 2024:

Three months ended
March 31, 2024
$
Raw materials and consumables	(4,566)
Salaries and employee benefits	(2,064)
Contractors	(2,811)
Change in stockpile, gold-in-process and gold dore inventories	(12,507)
Insurance, government fees, permits and other	(214)
Total production costs	(22,162)

For the period from March 4, 2024 to March 31, 2024, change in inventories included the recognition of purchase price adjustments on gold-in-process and gold on hand inventories totaling $9.2 million.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

19. Royalties

All of the AGM’s concessions are subject to a 5% gross revenue royalty payable to the Government of Ghana. In addition, the Nkran deposit is subject to an additional 1% royalty on a portion of production as described in note 12(c), the Akwasiso deposit is subject to an additional 2% net smelter return royalty payable to the previous owner of the mineral tenement, and the Esaase deposit is subject to an additional 0.5% net smelter return royalty payable to the Bonte Liquidation Committee.

On April 3, 2023, the Government of Ghana imposed a special levy, the Growth and Sustainability Levy ("GSL"), on all companies operating in Ghana with an effective date of May 1, 2023. The purpose of the GSL is to support growth and fiscal sustainability of the Ghanaian economy. For mining companies in Ghana, the GSL is levied at a rate of 1% of gold revenues for the fiscal years 2023 to 2025. The Company has presented the 1% GSL within royalties expense in the Statement of Operations and Comprehensive Income (Loss).

20. General and administrative ("G&A") expenses

The following is a summary of G&A expenses incurred during the three months ended March 31, 2024 and 2023. G&A expenses of the Company include G&A expenses of the AGM for the period March 4, 2024 to March 31, 2024.

	Three months ended March 31,
	2024	2023
	$	$
Wages, benefits and consulting	(1,645)	(1,491)
Office, rent and administration	(299)	(314)
Professional and legal	(315)	(153)
Share-based compensation	(5,128)	(1,597)
Travel, marketing, investor relations and regulatory	(272)	(259)
Depreciation	(34)	(36)
Total G&A expense	(7,693)	(3,850)

21. JV service fee

For the period from January 1, 2024 to March 3, 2024, the Company was the manager and operator of the AGM JV.  For this period, the Company earned a gross service fee of $1.2 million less withholding taxes payable in Ghana of $0.2 million, for a net service fee of $1.0 million, which has been recognized in the Statement of Operations and Comprehensive Income (Loss) for the three months ended March 31, 2024 (three months ended March 31, 2023 - gross service fee of $1.8 million less withholding taxes of $0.4 million). The service fee earned from the JV is considered a related party transaction given the Company's previous 45% interest in the JV.

All transactions with related parties have occurred in the normal course of operations.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

22. Finance income and expense

(a) Finance income

The following is a summary of finance income recorded by the Company during the three months ended March 31, 2024 and 2023.  Finance income earned by the AGM has been consolidated by the Company for the period from March 4, 2024 to March 31, 2024.

	Three months ended March 31,
	2024	2023
	$	$
Fair value adjustment on preferred shares (note 7)	1,654	2,343
Interest income	849	673
Other	3	-
Total finance income	2,506	3,016

(b) Finance expense

The following is a summary of finance expense recorded by the Company during the three months ended March 31, 2024 and 2023.  Finance expenses incurred by the AGM have been consolidated by the Company for the period from March 4, 2024 to March 31, 2024.

	Three months ended March 31,
	2024	2023
	$	$
Unrealized losses on gold hedging instruments (note 26(b))	(4,078)	-
Realized losses on gold hedging instruments (note 26(b))	(169)	-
Interest on lease liabilities (note 11)	(421)	(5)
Accretion expense on asset retirement provisions (note 13)	(221)	-
Accretion expense on deferred consideration (note 12(a))	(246)	-
Change in fair value of contingent consideration (notes 12(b) and (c))	(549)	-
Other	(41)	(1)
Total finance expense	(5,725)	(6)

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

23. Income (loss) per share

For the three months ended March 31, 2024 and 2023, the calculation of basic and diluted income (loss) per share is based on the following data:

	Three months ended March 31,
	2024	2023
Net (loss) income for the period	(4,759)	8,493

Number of shares
Weighted average number of ordinary shares - basic	233,510,750	224,943,453
Effect of dilutive share options	-	1,326
Weighted average number of ordinary shares - diluted	233,510,750	224,944,779

For the three months ended March 31, 2024, the effect of all potentially dilutive securities was anti‐dilutive given that the Company reported a net loss for the period (three months ended March 31, 2023 - 329,795 stock options were determined to be anti-dilutive).

24. Commitments and contingencies

Commitments

The following table reflects the Company's contractual obligations as they fall due as at March 31, 2024 and December 31, 2023.  Note the December 31, 2023 balances exclude the liabilities and commitments of the AGM.

	Within 1 year	1 - 5 years	Over 5 years	March 31, 2024	December 31, 2023
Accounts payable, accrued liabilities and payable due to related party	47,397	-	-	47,397	5,724
Long-term incentive plan (cash-settled awards)	10,495	685	-	11,180	6,457
Mining and other services contracts	10,553	18,738	-	29,291	-
Asset retirement provisions (undiscounted)	-	5,049	64,366	69,415	-
Deferred and contingent consideration	-	55,000	38,253	93,253	-
Corporate office leases	132	55	-	187	225
Total	68,577	79,527	102,619	250,723	12,406

Contingencies

Due to the nature of its business, the Company and its subsidiaries may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

25. Supplemental cash flow information

The following table discloses non‐cash transactions impacting the Statements of Cash Flow for the periods presented:

	Three months ended March 31,
	2024	2023
	$	$
Change in asset retirement provisions included in MPP&E	16,383	-

The following table summarizes the changes in non-cash working capital for the three months ended March 31, 2024 and 2023:

	Three months ended March 31,
	2024	2023
	$	$
Accounts receivable	(4,663)	1,243
Inventories	14,084	-
Value added tax receivables	(1,555)	-
Prepaid expenses and deposits	(340)	12
Accounts payable and accrued liabilities	407	384
Change in non-cash working capital	7,933	1,639

26. Financial instruments

(a) Financial assets and liabilities by categories

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value
As at March 31, 2024	$	$	$	$
Financial assets:
Cash and cash equivalents	-	130,804	130,804	130,804
Accounts receivable	-	5,825	5,825	5,825
Value added tax receivables	-	9,303	9,303	9,303
Total financial assets	-	145,932	145,932	145,932

Financial liabilities:
Accounts payable and accrued liabilities[1]	14,725	43,167	57,892	57,892
Long-term incentive plan liabilities	685	-	685	685
Lease liabilities	-	24,773	24,773	24,773
Deferred consideration	-	47,874	47,874	47,874
Contingent consideration	13,703	-	13,703	13,703
Nkran royalty	3,095	-	3,095	3,095
Total financial liabilities	32,208	115,814	148,022	148,022

1 Accounts payable includes the current portion of long-term incentive plan liabilities, which are measured at fair value through profit or loss, as well as financial liabilities associated with gold hedging instruments.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

26. Financial instruments (continued)

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value
As at December 31, 2023	$	$	$	$
Financial assets:
Cash and cash equivalents	-	55,270	55,270	55,270
Receivables and receivable due from related party	-	1,060	1,060	1,060
Preferred shares in AGM JV	70,165	-	70,165	70,165
Total financial assets	70,165	56,330	126,495	126,495

Financial liabilities:
Accounts payable, accrued liabilities and payable due to related party[1]	6,139	5,724	11,863	11,863
Long-term incentive plan liabilities	318	-	318	318
Lease liability	-	203	203	203
Total financial liabilities	6,457	5,927	12,384	12,384

1 Accounts payable includes the current portion of long-term incentive plan liabilities, which are measured at fair value through profit or loss.

(b) Derivative instruments

The Company's derivatives are comprised of zero cost collar ("ZCC") gold hedging instruments. The losses on derivatives for the three months ended March 31, 2024 and 2023 were comprised of the following:

	Three months ended March 31,
	2024	2023
	$	$
Realized loss on ZCC gold hedges	169	-
Unrealized loss on ZCC gold hedges	4,078	-

(c) Fair value hierarchy

The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:

Level 1: fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3: fair values based on inputs for the asset or liability based on unobservable market data.

Long-term incentive plan liabilities, Contingent Consideration and the Nkran Royalty are recorded at fair value at the reporting date and fall within Level 3 of the fair value hierarchy. The ZCC gold hedging instruments are also recorded at fair value at the reporting date and fall within Level 2 of the fair value hierarchy.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

26. Financial instruments (continued)

There were no transfers between the fair value levels during the three months ended March 31, 2014.

Refer to note 12 for a discussion on the valuation technique applied to the Contingent Consideration and Nkran Royalty. Long-term incentive plan liabilities are valued based on the number of outstanding vested awards multiplied by the Company's share price as of the reporting date. ZCC gold hedging instruments are valued using observable market prices.

(d) Financial instrument risks

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are described as follows.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or the issuer of a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on cash and cash equivalent balances held at banks in Canada, Isle of Man, Ghana and Mali. The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current obligations. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty. The risk of loss associated with cash investments is considered to be low as the majority of the Company's cash and cash equivalents are held with highly rated banking institutions.

As at March 31, 2024, the Company had a receivable of $5.6 million due from Red Kite relating to gold ounces delivered (December 31, 2023 - nil), and a $9.3 million value added tax receivable due from the Government of Ghana (December 31, 2023 - nil). The credit risk associated with these receivables is considered to be low based on historical collection experience with the counterparties. However, should any of these counterparties not honour its commitments, or should any of them become insolvent, the Company may incur losses.

Liquidity risk

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. The Company manages liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support current operations, expansion and development plans, and by managing the Company's capital structure. By managing liquidity risk, the Company aims to ensure that it will have sufficient liquidity to settle obligations and liabilities as they fall due.

Through a combination of the Company's cash balance and interest earned thereon and cash flows generated by the AGM, the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due. The Company's cash flows, however, and its ability to meet working capital requirements and contractual obligations are significantly influenced by the price of gold and the performance of the AGM. The Company aims to manage its liquidity by ensuring that, even in a low gold price environment, it can manage spending and provide adequate cash flow to meet all commitments.

As at March 31, 2024, after consideration of the financial liabilities assumed in the Acquisition, the Company continues to maintain its ability to meet its financial obligations as they come due.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

26. Financial instruments (continued)

Market Risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the three months ended March 31, 2024 on its cash and investments was 5.5% (three months ended March 31, 2023 - 5.0%).

The Contingent Consideration and Nkran Royalty are financial liabilities measured at fair value through profit or loss with fair value determined by reference to a discounted cash flow model. Changes in interest rates would impact the discount rate applied to forecast future cash flows and accordingly the fair value of these financial liabilities.  The following tables highlights the sensitivity of the fair values related to these financial liabilities for a 1% decrease (increase) in the underlying discount rate.

	Change in fair value
	1% increase to	1% decrease to
	discount rate	discount rate
	$	$
Contingent consideration	(668)	708
Nkran royalty	(199)	214

(ii) Foreign currency risk

The Company reports its financial statements in US dollars; however, the Company operates in Ghana which utilizes the Ghanaian Cedi. As a result, the financial results of the Company's operations as reported in US dollars are subject to changes in the value of the US dollar relative to local currencies. Since the Company's gold sales are denominated in US dollars and a portion of the Company's operating and capital costs are in local currencies, the Company may be negatively impacted by strengthening local currencies relative to the US dollar and positively impacted by the inverse.

(iii) Price risk

Price risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. The Company is exposed to gold price risk as changes in the gold price may affect the Company earnings or the value of its financial instruments. The Company's revenue is directly dependent on gold prices which have demonstrated significant volatility and are beyond the Company's control.

From time to time, the Company enters into hedging programs to manage its exposure to gold price risk with an objective of margin protection, specifically during periods of forecast elevated capital spend. The Board of Directors continually assess the Company's strategy towards its gold hedging programs.  Refer to note 26(b) for disclosure of gains or losses recorded on the Company's gold hedging instruments for the period.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

27. Segmented information

Geographic Information

As at March 31, 2024, the Company has one reportable segment, being the AGM, and has provided segmented information based on geographic location.

Geographic allocation of total assets and liabilities

March 31, 2024	Canada	Ghana	Total
	$	$	$
Current assets	103,194	79,274	182,468
Property, plant and equipment and right-of-use assets	194	258,774	258,968
Other non-current assets	-	5,311	5,311
Total assets	103,388	343,359	446,747
Current liabilities	11,384	61,772	73,156
Non-current liabilities	65,387	79,027	144,414
Total liabilities	76,771	140,799	217,570

December 31, 2023	Canada	West Africa	Total
	$	$	$
Current assets	57,084	10	57,094
Property, plant and equipment and right-of-use assets	225	-	225
Other non-current assets	-	155,983	155,983
Total assets	57,309	155,993	213,302
Current liabilities	8,475	3,513	11,988
Non-current liabilities	396	-	396
Total liabilities	8,871	3,513	12,384

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

27. Segmented information (continued)

Geographic allocation of the Statements of Operations and Comprehensive Income

For the three months ended March 31, 2024:

	Canada	Ghana	Total
	$	$	$
Revenue	-	31,695	31,695
Cost of sales:
Production costs	-	(22,162)	(22,162)
Depreciation and depletion	-	(2,982)	(2,982)
Royalties	-	(1,905)	(1,905)
Income from mine operations	-	4,646	4,646

General and administrative expenses	(7,439)	(254)	(7,693)
Exploration and evaluation expenditures	-	(609)	(609)
Share of net income related to joint venture	-	2,432	2,432
Service fee earned as operators of joint venture	976	-	976
Gain on derecognition of equity investment in joint venture	1,298	-	1,298
(Loss) income from operations and joint venture	(5,165)	6,215	1,050

Transaction costs	(2,299)	-	(2,299)
Finance income	829	1,677	2,506
Finance expense	(801)	(4,924)	(5,725)
Foreign exchange loss	(14)	(277)	(291)
Net (loss) income and comprehensive (loss) income for the period	(7,450)	2,691	(4,759)

For the three months ended March 31, 2023:

	Canada	West Africa	Total
	$	$	$
Share of net income related to joint venture	-	9,307	9,307
Service fee earned as operators of joint venture	1,418	-	1,418
General and administrative expenses	(3,806)	(44)	(3,850)
Exploration and evaluation expenditures	-	(1,413)	(1,413)
(Loss) income from operations and joint venture	(2,388)	7,850	5,462

Finance income	673	2,343	3,016
Finance expense	(6)	-	(6)
Foreign exchange gain (loss)	23	(2)	21
Net (loss) income and comprehensive (loss) income for the period	(1,698)	10,191	8,493